UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                  Genesco Inc.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    371532102
                                 (CUSIP Number)

                                  June 2, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 13 Pages

CUSIP No. 371532102                     13G                   Page 2 of 13 Pages

-----------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Highbridge International LLC
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)                                   (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $18,300,000 aggregate principal amount of 4.125%
                    Convertible Subordinated Debentures due June 24,
                    2023, convertible into 912,185 shares of Common
                    Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $18,300,000 aggregate principal amount of 4.125%
                    Convertible Subordinated Debentures due June 24,
                    2023, convertible into 912,185 shares of Common
                    Stock
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON
          $18,300,000 aggregate principal amount of 4.125% Convertible Subordinated Debentures due June 24, 2023, convertible into 912,185 shares of Common Stock
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          4.54%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          OO
-----------------------------------------------------------------------

CUSIP No. 371532102                     13G                   Page 3 of 13 Pages

-----------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          STAR L.P. (a statistical arbitrage strategy)
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)                                   (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    59,138 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    59,138 shares of Common Stock
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          59,138 shares of Common Stock
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.31%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          PN
-----------------------------------------------------------------------

CUSIP No. 371532102                     13G                   Page 4 of 13 Pages

-----------------------------------------------------------------------

     (1)  NAMES OF REPORTING PERSONS

          Highbridge Statistical Opportunities Master Fund, L.P.
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)                                   (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    143,387 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    143,387 shares of Common Stock
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          143,387 shares of Common Stock
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          0.75%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          PN
-----------------------------------------------------------------------

CUSIP No. 371532102                     13G                   Page 5 of 13 Pages

-----------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $18,300,000 aggregate principal amount of 4.125%
                    Convertible Subordinated Debentures due June 24,
                    2023, convertible into 912,185 shares of Common
                    Stock

                    202,525 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $18,300,000 aggregate principal amount of 4.125%
                    Convertible Subordinated Debentures due June 24,
                    2023, convertible into 912,185 shares of Common
                    Stock

                    202,525 shares of Common Stock
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          $18,300,000 aggregate principal amount of 4.125% Convertible Subordinated Debentures due June 24, 2023, convertible into 912,185 shares of Common Stock

          202,525 shares of Common Stock
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.55%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          OO
-----------------------------------------------------------------------

CUSIP No. 371532102                     13G                   Page 6 of 13 Pages

-----------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Glenn Dubin
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)                                   (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $18,300,000 aggregate principal amount of 4.125%
                    Convertible Subordinated Debentures due June 24,
                    2023, convertible into 912,185 shares of Common
                    Stock

                    202,525 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $18,300,000 aggregate principal amount of 4.125%
                    Convertible Subordinated Debentures due June 24,
                    2023, convertible into 912,185 shares of Common
                    Stock

                    202,525 shares of Common Stock
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          $18,300,000 aggregate principal amount of 4.125% Convertible Subordinated Debentures due June 24, 2023, convertible into 912,185 shares of Common Stock

          202,525 shares of Common Stock
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.55%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          IN
-----------------------------------------------------------------------

CUSIP No. 371532102                     13G                   Page 7 of 13 Pages

-----------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Henry Swieca
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $18,300,000 aggregate principal amount of 4.125%
                    Convertible Subordinated Debentures due June 24,
                    2023, convertible into 912,185 shares of Common
                    Stock

                    202,525 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $18,300,000 aggregate principal amount of 4.125%
                    Convertible Subordinated Debentures due June 24,
                    2023, convertible into 912,185 shares of Common
                    Stock

                    202,525 shares of Common Stock
-----------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          $18,300,000 aggregate principal amount of 4.125% Convertible Subordinated Debentures due June 24, 2023, convertible into 912,185 shares of Common Stock

          202,525 shares of Common Stock
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.55%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          IN
-----------------------------------------------------------------------

CUSIP No. 371532102                     13G                   Page 8 of 13 Pages

Item 1.

(a)  Name of Issuer

            Genesco Inc. (the "Company")

(b)         Address of Issuer's Principal Executive Offices
            1415 Murfreesboro
            Road Nashville, Tennessee 37217-28959


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           STAR, L.P. (A STATISTICAL ARBITRAGE STRATEGY)
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P.
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

           HENRY SWIECA
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States


Item 2(d)  Title of Class of Securities

CUSIP No. 371532102                     13G                   Page 9 of 13 Pages


            Common Stock, $1.00 par value ("Common Stock")

Item 2(e)  CUSIP Number

            371532102


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

         As of the date of this filing, (i) Highbridge International LLC beneficially owns $18,300,000 aggregate principal amount of 4.125% Convertible Subordinated Debentures due June 24, 2023 (the "Notes"), convertible into 912,185 shares of Common Stock (not counting any accrued and unpaid interest on the Notes), (ii) STAR, L.P. (a statistical arbitrage strategy) beneficially owns 59,138 shares of Common Stock, (iii) Highbridge Statistical Opportunities Master Fund, L.P. beneficially owns 143,387 shares of Common Stock and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the $18,300,000 aggregate principal amount of the Notes, convertible into 912,185

CUSIP No. 371532102                     13G                  Page 10 of 13 Pages


shares of Common Stock (not counting any accrued and unpaid interest on the Notes) beneficially owned by Highbridge International LLC and the 202,525 shares of Common Stock beneficially owned by STAR, L.P. (a statistical arbitrage strategy) and Highbridge Statistical Opportunities Master Fund, L.P.

         Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, STAR, L.P. (a statistical arbitrage strategy) and Highbridge Statistical Opportunities Master Fund, L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC, STAR, L.P. (a statistical arbitrage strategy) and Highbridge Statistical Opportunities Master Fund, L.P.

            (b) Percent of class:

         The Company's quarterly report for the quarterly period ended May 3, 2008 filed on Form 10-Q on June 10, 2008, indicates that as of May 30, 2008, there were 19,177,348 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock and assuming the conversion of the Notes, (i) Highbridge International LLC may be deemed to beneficially own 4.54% of the outstanding shares of Common Stock of the Company, (ii) STAR, L.P. (a statistical arbitrage strategy) may be deemed to beneficially own 0.31% of the outstanding shares of Common Stock of the Company, (iii) Highbridge Statistical Opportunities Master Fund, L.P. may be deemed to beneficially own 0.75% of the outstanding shares of Common Stock of the Company, and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 5.55% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      See Item 4(a)

                (iii) Sole power to dispose or to direct the disposition of

                      0

                (iv)  Shared power to dispose or to direct the disposition of

                      See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

CUSIP No. 371532102                     13G                  Page 11 of 13 Pages

            Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not applicable.


Item 8.   Identification and Classification of Members of the Group

          See Exhibit I.


Item 9.   Notice of Dissolution of Group

          Not applicable.


Item 10.  Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 17, 2008, by and among Highbridge International LLC, STAR, L.P. (a statistical arbitrage strategy), Highbridge Statistical Opportunities Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 371532102                     13G                  Page 12 of 13 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 17, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva
-----------------------------------       By: /s/ John Oliva
Name: John Oliva                              ------------------------------
Title: Managing Director                  Name: John Oliva
                                          Title: Managing Director


STAR, L.P. (a statistical arbitrage       HIGHBRIDGE STATISTICAL OPPORTUNITIES
strategy)                                 MASTER FUND, L.P.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ John Oliva                        By: /s/ John Oliva
-----------------------------------           ------------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director



/s/ Henry Swieca                          /s/ Glenn Dubin
-----------------------------------       ------------------------------
HENRY SWIECA                              GLENN DUBIN

CUSIP No. 371532102                     13G                  Page 13 of 13 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $1.00 par value, of Genesco Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 17, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager

By: /s/ John Oliva
-----------------------------------       By: /s/ John Oliva
Name: John Oliva                              ------------------------------
Title: Managing Director                  Name: John Oliva
                                          Title: Managing Director


STAR, L.P. (a statistical arbitrage       HIGHBRIDGE STATISTICAL OPPORTUNITIES
strategy)                                 MASTER FUND, L.P.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       its Trading Manager


By: /s/ John Oliva                        By: /s/ John Oliva
-----------------------------------           ------------------------------
Name: John Oliva                          Name: John Oliva
Title: Managing Director                  Title: Managing Director



/s/ Henry Swieca                          /s/ Glenn Dubin
-----------------------------------       ------------------------------
HENRY SWIECA                              GLENN DUBIN